UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2002
Commission File No. 1-7434

AFLAC INCORPORATED 401(k) SAVINGS
AND PROFIT SHARING PLAN

1932 Wynnton Road
Columbus, Georgia 31999

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AFLAC INCORPORATED 401(k) SAVINGS AND
PROFIT SHARING PLAN

Date: June 25, 2003	By:	/s/ Peter T. Adams, CPA

Peter T. Adams, CPA
Vice President,
Human Resources - Support

AFLAC INCORPORATED 401(k) SAVINGS AND PROFIT SHARING PLAN

i

INDEPENDENT AUDITORS' REPORT

The Pension Committee
AFLAC Incorporated 401(k) Savings
   and Profit Sharing Plan:

We have audited the accompanying statements of net assets available for plan benefits of the AFLAC Incorporated 401(k) Savings and Profit Sharing Plan (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the AFLAC Incorporated 401(k) Savings and Profit Sharing Plan at December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements of the AFLAC Incorporated 401(k) Savings and Profit Sharing Plan taken as a whole. The supplementary information included in Schedule 1 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 17, 2003
Atlanta, Georgia

AFLAC INCORPORATED 401(k) SAVINGS AND PROFIT SHARING PLAN

Statements of Net Assets Available for Plan Benefits

December 31,

	2002	2001

Assets:
Investments (Note 5)	$87,826,600	$75,541,716
Cash	246,464	552,881
Accrued employer matching contribution	206,686	177,777

Total assets	88,279,750	76,272,374

Liabilities:
Excess employee contributions payable	12,642	28,632
Other	262,421	176,195

Total liabilities	275,063	204,827

Net assets available for plan benefits	$88,004,687	$76,067,547

See accompanying Notes to Financial Statements.

AFLAC INCORPORATED 401(k) SAVINGS AND PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years Ended December 31,

	2002	2001

Contributions:
Participant withholdings	$6,332,315	$5,600,940
Participant transfers from other plans	798,923	398,080
Employer matching	2,708,909	2,374,758

Total contributions	9,840,147	8,373,778
Dividend income	1,100,750	1,371,022
Interest income	335,989	334,889
Net appreciation (depreciation) in fair value of investments (Note 5)	4,226,683	(18,759,687)
Distributions to participants	(3,340,381)	(2,371,072)
Forfeitures	(226,048)	(63,233)

Increase (decrease) in net assets	11,937,140	(11,114,303)
Net assets available for plan benefits:
Beginning of year	76,067,547	87,181,850

End of year	$88,004,687	$76,067,547

See accompanying Notes to Financial Statements.

AFLAC INCORPORATED 401(k) SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements
December 31, 2002 and 2001

1.  DESCRIPTION OF THE PLAN

     The AFLAC Incorporated 401(k) Savings and Profit Sharing Plan (the Plan) was established for the benefit of the employees of AFLAC Incorporated; American Family Life Assurance Company of Columbus (excluding Japan Branch employees); American Family Life Assurance Company of New York; AFLAC International, Incorporated; and Communicorp, Incorporated (collectively "the Company").

     The following description provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

(a)	General

The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligible employees may voluntarily participate in the Plan on the first day of the month, which coincides with or next follows the completion of thirty days of employment.

The Plan is administered by a plan administrator appointed by the Pension Committee of AFLAC Incorporated's Board of Directors. The Plan sponsor pays the administrative expenses of the Plan. Investment costs and fees are deducted from investment earnings (losses) allocations or, in the case of loans, from the participants' accounts.

(b)	Contributions

Contributions to the Plan are made by both participants and the Company. Participants may contribute portions of their salary and bonus on a pretax basis in increments of whole percentages of up to 50% in 2002 and 22% in 2001, subject to aggregate limits imposed by Internal Revenue Service (IRS) regulations. Aggregate limits as prescribed by the IRS were $11,000 for participants under the age of 50 and $12,000 for participants age 50 and older in 2002 and $10,500 in 2001 for all participants, regardless of age. The first 1% to 6% of participants' compensation contributed may be subject to a percentage matching contribution by the Company. For the years ended December 31, 2002 and 2001, subject to certain limitations, the Company's matching contribution was 50% of the portion of the participants' contributions, which were not in excess of 6% of the participants' compensation.

(c)	Participant Accounts

An account is maintained for each participant and is credited with participant contributions and investment earnings or losses thereon. Contributions may be invested in one or more of the investment funds available under the Plan at the direction of the participant. A separate account is maintained with respect to each participant's interest in the Company's matching contributions. Amounts in this account are apportioned and invested in the same manner as the participant's account.

(d)	Vesting

	Participants are 100% vested in their contributions plus actual investment earnings or losses thereon.

	Participants become vested in the Company's contributions and the related earnings or losses thereon according to the following schedule.

		Years of Service	Vested Percentage

		Less than 1	0%
		1	20%
		2	40%
		3	60%
		4	80%
		5 or more	100%

A participant's interest in the Company's contributions and the related earnings or losses thereon is also vested upon termination either because of death or disability or after attaining early retirement date or normal retirement age. Except as previously described, participants forfeit the portion of their interest which is not vested upon termination of employment. These forfeitures are available to reduce the Company's future matching contributions.

(e)	Distributions

Participants may receive a distribution equal to the vested value of their account upon death, disability, retirement, or termination of either the Plan or the participant's employment. Distributions may only be made in the form of a lump-sum cash payment and/or AFLAC Incorporated common stock.

	The Plan permits in-service withdrawals for participants who are 100% vested in the Company's contribution and have attained age 60.

(f)	Loans

Participants are allowed to borrow funds from their accounts. The minimum amount of any loan is $1,000. Participants may have up to two active loans from their account at any time. The maximum amount of loans made to a participant from the plan, when added together, cannot exceed the lesser of:

	a.	50% of the participant's vested benefit (as defined by the Plan document); or

	b.	$50,000, reduced by the amount, if any, of the highest balance of all outstanding loans to the participant during the one-year period ending on the day prior to the day on which the loan is made.

All participant loans carry a maturity date of five years or less from the date the loan is made and are secured by the balance in the participant's account. Interest rates on participant loans are established at the prevailing prime interest rate at the time the loan is made plus 2%. The prime interest rate was 4.25% at December 31, 2002, compared with 4.75% at December 31, 2001.

(g)	Transactions With Trustee

The assets of the Plan are held in a trust maintained by Charles Schwab Trust Company (Charles Schwab).

As of December 31, 2002 and 2001, the statements of net assets available for plan benefits include the following investments in and accounts with affiliates of Charles Schwab, a party-in-interest to the Plan.

	2002	2001

Schwab Institutional Advantage Money Fund	$4,026,740	$3,190,978

Schwab S&P 500 Investors Fund	915,034	864,589

(h)	Plan Amendments

Effective January 1, 2001, the Plan was amended to change the definition of a Profit Sharing Bonus to (i) the discretionary amount payable in a plan year and designated by a participating company as a profit sharing bonus for an active participant, and (ii) any other bonus amount payable in a plan year and designated from time-to-time by the Administrative Committee or Pension Committee of the Board as a bonus with respect to which an active participant may make a separate deferral election.

On December 18, 2001, the Plan was amended to comply with the General Agreement on Tariffs and Trades as amended in 1994, the Uniformed Services Employment and Reemployment Rights Act of 1994, the Small Business Job Protection Act of 1996, the Taxpayer Relief Act of 1997, and the Internal Revenue Service Restructuring and Reform Act of 1998 (collectively known as GUST).

Effective December 31, 2001, the Plan was amended to comply with provisions in the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA). Specifically, Plan provisions were changed to increase participant deferrals up to 50% of pretax annual compensation. Other Plan provisions were changed to reflect new compliance amounts in EGTRRA and include the new "catch-up contribution" provision for participants age 50 and older.

2.  SUMMARY OF ACCOUNTING POLICIES

(a)	Basis of Presentation

The accompanying statements of net assets available for plan benefits and changes in net assets available for plan benefits have been prepared on the accrual basis of accounting.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and changes therein. Actual results could differ from those estimates.

(b)	Investments

Investments are stated at fair value based upon market quotations obtained from national security exchanges. Securities transactions are accounted for on the trade date (the date the order to buy or sell is executed). Realized gains and losses on the sale of investments are calculated based on the difference between selling price and cost on an average cost basis.

Participant loans are stated at cost which approximates fair value.

(c)	Distributions

Distributions to participants are recorded when paid.

3.  FEDERAL INCOME TAXES

     The Internal Revenue Service has determined and informed the Company by letter dated February 27, 2002, that the Plan and related trust are in compliance with applicable sections of the Internal Revenue Code and is exempt from Federal income taxes. The Plan intends to continue as a qualified plan and trust to maintain its tax exempt status.

     Participants in the Plan are not subject to federal and state income taxes on their contributions, on amounts contributed by the employer, or on earnings or appreciation of investments held by the Plan until withdrawn by the participant or distributed to the participant's named beneficiary in the event of death.

4.  PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

5.  INVESTMENT FUNDS

     The following table presents the fair value of individual investments that exceeded 5% of the Plan's net assets as of December 31:

	2002	2001

Mutual Funds:
Davis New York Venture A Fund	$5,386,597	$6,318,705
Dodge & Cox Balanced Fund	8,155,753	7,044,405
Dodge & Cox Stock Fund	9,386,018	10,123,350
AFLAC Incorporated common stock	50,318,653	39,102,049

     During 2002 and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2002	2001

Mutual Funds	$(4,686,701)	$(1,576,271)

Common Stock	8,911,384	(17,183,416)

Total Investments	$4,226,683	$(18,759,687)

SCHEDULE 1

AFLAC INCORPORATED 401(k) SAVINGS AND PROFIT SHARING PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2002

Description	Shares/Units	Current Value

Money Market Funds

Schwab Institutional Advantage Money Fund*	4,026,740	$4,026,740

Mutual Funds

Alliance Premier Growth Fund	153,288	2,106,173
Columbia Fixed Income Securities Fund	124,971	1,689,605
Davis New York Venture A Fund	257,240	5,386,597
Dodge & Cox Balanced Fund	134,251	8,155,753
Dodge & Cox Stock Fund	106,599	9,386,018
Invesco Dynamics Fund	42,397	451,956
Julius Baer International Equity A Fund	51,739	1,021,328
Rydex Series Trust OTC Inv Fund	61,766	419,389
Schwab S&P 500 Investors Fund*	67,580	915,034

Total Mutual Funds		29,531,853

AFLAC Incorporated common stock*	1,670,606	50,318,653

Participant loans receivable (with interest rates from 6.25% to
11.5% and maturity dates of less than one year to five years)		3,949,354

Total Investments		$87,826,600

*Indicates party-in-interest, as defined in ERISA Section 406.

See accompanying independent auditors' report.